Teva and Takeda Announce Development and Distribution Agreement
for Glatiramer Acetate for Multiple Sclerosis Treatment in Japan

Jerusalem, Israel and Osaka, Japan, December 3, 2013—Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Takeda Pharmaceutical Company Limited (Takeda) today announced the signing of a development and distribution agreement for glatiramer acetate (generic name), a treatment for multiple sclerosis, in Japan.

Developed by Teva, glatiramer acetate injection is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. It is considered standard treatment for relapsing-remitting multiple sclerosis, and is now approved in 55 countries worldwide. It is designated as an orphan drug in Japan, and currently under development as an Unapproved New Drug by Teva Pharmaceutical K.K., a subsidiary of Teva, at the request of the Japanese Ministry of Health, Labour and Welfare.

Under the terms of the agreement, Teva will grant Takeda distribution rights in Japan, and Takeda will submit a New Drug Application in Japan. In addition, Teva is entitled to receive milestone payments upon its New Drug Application approval, and subsequent launch in Japan, as well as royalty of a fixed rate on the sales in Japan from Takeda. Other details of the agreement are not disclosed.

Teva and Takeda will work under close cooperation so that both parties can provide a new treatment option to patients with multiple sclerosis in Japan as early as possible, where the current available therapies are still limited.

About Glatiramer Acetate

Glatiramer acetate (COPAXONE®) is indicated for the relapse prevention of multiple sclerosis. The most common side effects of the drug are injection site reactions (erythema, pain, mass, pruritus, and edema). It is now approved in 55 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. See additional important information at:

http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf.

About Multiple Sclerosis

Multiple sclerosis is an autoimmune disease, the cardinal sign of which is inflammatory demyelinating disorder of the central nervous system characterized by demyelinating plaques in the brain and spinal cord. Common symptoms include visual problems, ocular motor abnormality, paresthesia, muscle weakness, spasticity, urinary dysfunction, and cognitive impairment. The disease is categorized into three types: (1) Primary progressive type, which takes a chronic progressive course from the onset, (2) Relapsing-remitting type, which repeats relapse and remission, (3) Secondary progressive type, which shifts to the progressive course later even in a case with repeated relapse and remission, more than 80% of the patients are categorized into the relapsing-remitting type. The morbidity in patients is estimated to be approximately 16,000 and its prevalence shows a trend of increasing in Japan.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to strive towards better health for people worldwide through leading innovation in medicine. Additional information about Takeda is available through its corporate website, .

Media Contacts:

Teva Pharma Japan Inc.

Corporate Communication Division

Tel: +81-52-459-2001

Takeda Pharmaceutical Company Limited

Corporate Communications Dept. (PR/IR)

Tel: +81-3-3278-2037

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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